UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         LONG ISLAND LIGHTING COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $5 PER SHARE
                          (Title of Class of Securities)

                                   542671102
                                  (CUSIP Number)

                               VINCENT D. ENRIGHT,
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         THE BROOKLYN UNION GAS COMPANY
                               ONE METROTECH CENTER
                             BROOKLYN, NY 11201-3850
                                (718) 403-2000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                     Copy to:
                               SETH A. KAPLAN, ESQ.
                          WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK  10019
                                  (212) 403-1000


                               DECEMBER 29, 1996
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.






                                Page 1 of 11 Pages



   CUSIP NO.  542671102                         Page 2 of 11 Pages





                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Brooklyn Union Gas Company
              11-0584613

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   0
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                0

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,981,964 shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CER-
              TAIN SHARES                                             / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 120,780,792 shares of Common Stock outstanding as of December 27, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1) and assuming, solely for pur-poses of such calculation, that the option to purchase such shares has been exercised.

         14.  TYPE OF REPORTING PERSON
              CO





         ITEM 1.   SECURITY AND ISSUER.

                   This Schedule 13D relates to the common stock, par value $5.00 per share ("LILCO Common Stock"), of Long Island Lighting Company, a New York corporation ("LILCO"). The principal executive offices of LILCO are located at 175 East Old Country Road, Hicksville, New York 11801.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   This Schedule 13D is filed by The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"). Brooklyn Union, with approximately 3,000 employees, distributes natural gas in the New York City boroughs of Brooklyn and Staten Island and in two-thirds of the borough of Queens. Brooklyn Union has energy-related investments in gas exploration, production and marketing in the United States and Canada, as well as energy services in the United States, including cogeneration products, pipeline transportation and gas storage. Brooklyn Union's principal executive offices are located at One MetroTech Center, Brooklyn, New York 11201-3850.

                   Each executive officer and each director of Brooklyn Union is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

                   During the last five years, to the best of Brooklyn Union's knowledge, neither Brooklyn Union nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Brooklyn Union or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   Pursuant to a stock option agreement, dated as of December 29, 1996, between Brooklyn Union and LILCO (the "LILCO Stock Option Agreement"), LILCO granted Brooklyn Union an irrevocable option (the "LILCO Option") to purchase from LILCO, under certain circumstances and subject to certain adjustments, up to 23,981,964 authorized and unissued shares of LILCO Common Stock, at a price per share of $19.725 (the "Purchase Price"), payable, at Brooklyn Union's option, (a) in cash or (b) subject to LILCO's having obtained the approvals of any governmental authority required for LILCO to acquire such shares of Brooklyn Union Common Stock (as defined below) from Brooklyn Union, in



                                Page 3 of 11 Pages





         shares of common stock, par value $.33 1/3 per share, of Brooklyn Union (the "Brooklyn Union Common Stock").

                   As of the date hereof, the LILCO Option is not exercisable. The shares of LILCO Common Stock subject to the LILCO Option would equal 19.9% of the outstanding LILCO Common Stock before giving effect to the exercise of the LILCO Option and 16.6% of the outstanding LILCO Common Stock after giving effect to the exercise of the LILCO Option. Under certain circumstances, Brooklyn Union may require LILCO to, or LILCO may be permitted to, repurchase for cash the LILCO Option and any shares of LILCO Common Stock acquired pursuant to the exercise of the LILCO Op-tion.

                   The LILCO Option was granted by LILCO as a condition of and in consideration for Brooklyn Union entering into the Agreement and Plan of Exchange, by and among NYECO CORP., a New York corporation ("NYECO" or, from and after the consummation of the Binding Share Exchanges (as defined below), the "Company"), Brooklyn Union and LILCO, dated as of December 29, 1996 (the "Exchange Agreement"), and the BUG Stock Option Agreement, by and between Brooklyn Union and LILCO, dated as of December 29, 1996 (the "Brooklyn Union Stock Option Agreement"), each as described below.

                   The exercise of the LILCO Option for the full number of shares currently covered thereby would require aggregate funds of $473,044,240. It is anticipated that, should the LILCO Option become exercisable and should Brooklyn Union determine to exercise the LILCO Option for cash, Brooklyn Union would obtain the funds from working capital or by borrowing from parties whose identity is not yet known.

                   A copy of the LILCO Stock Option Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the LILCO Stock Option Agreement is qualified in its entirety by reference to such exhibit.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   In connection with the execution of the LILCO Stock Option Agreement, Brooklyn Union, LILCO and NYECO entered into the Exchange Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Exchange Agreement, each outstanding share of LILCO Common Stock will be exchanged for .803 (the "Ratio") of a newly issued share of Common Stock, par value $0.01 per share, of NYECO (the "NYECO Common Stock") and each outstanding share of Brooklyn Union Common Stock will be exchanged for one newly issued share of NYECO Common Stock (collectively, the "Binding Share Exchanges"). Also in connection with the execution of the LILCO Stock Option Agreement, Brooklyn Union and LILCO entered into the Brooklyn Union Stock Option Agreement, pursuant to which, Brooklyn Union granted LILCO an


                                Page 4 of 11 Pages





         irrevocable option (the "Brooklyn Union Option") to purchase from Brooklyn Union, under certain circumstances and subject to certain adjustments, up to 9,948,682 authorized and unissued shares of Brooklyn Union Common Stock, at a price per share of $30.0375, payable, at LILCO's option, (a) in cash or (b) subject to Brooklyn Union's having obtained the approvals of any governmental authority required for Brooklyn Union to acquire such shares of LILCO Common Stock from LILCO, in shares of LILCO Common Stock. The LILCO Option was granted by LILCO as a condition of and in consideration for Brooklyn Union entering into the Exchange Agreement and the Brooklyn Union Stock Option Agreement.

                   Consummation of the Binding Share Exchanges is subject to certain conditions, including among other things: (i) receipt of the approval of the Exchange Agreement by the holders of two-thirds of the outstanding shares of LILCO Common Stock and by two-thirds of the outstanding shares of Brooklyn Union Common Stock;
         (ii) registration of the shares of NYECO Common Stock to be issued in the Binding Share Exchanges under the Securities Act of 1933, as amended; (iii) approval for listing of the shares of NYECO Common Stock to be issued in the Binding Share Exchanges on the New York Stock Exchange (the "NYSE") upon official notice of issuance; (iv) receipt of required approvals by governmental authorities, which approvals shall have become final and shall not impose terms or conditions which, in the aggregate, would have, or insofar as reasonably can be foreseen, could have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained in the Exchange Agreement; (v) receipt by each of Brooklyn Union and LILCO of a letter from their respective independent public accountants confirming that the transactions effected pursuant to the Exchange Agreement will qualify as a pooling of interests transaction under generally accepted accounting principles and applicable regulations promulgated by the Securities and Exchange Commission; and (vi) satisfaction of certain other conditions. Pursuant to the Exchange Agreement, upon consummation of the Binding Share Exchanges, (a) the number of directors comprising the full Board of Directors of the Company will be 15 persons, six of whom will be designated by Brooklyn Union, six of whom will be designated by LILCO and three of whom will be designated by a committee consisting of two current Brooklyn Union directors of and two current LILCO directors and (b) Dr. William J. Catacosinos will be the Chairman of the Board of Directors, Chairman of the Executive Committee and Chief Executive Officer of the Company, and Mr. Robert B. Catell will be President and Chief Operating Officer of the Company. Upon consummation of the Binding Share Exchanges, each of the LILCO Common Stock and the Brooklyn Union Common Stock will be delisted from the NYSE. Pursuant to the Exchange Agreement, at the first anniversary of the effective time of the Binding Share Exchanges, Dr. Catacosinos will cease to be the Chief Executive Officer, will continue to be Chairman of the Board and Chairman of the Executive Committee and will become a


                                Page 5 of 11 Pages





         consultant of the Company, and Mr. Catell will succeed Dr. Catacosinos as Chief Executive Officer of the Company.

                   A copy of the Exchange Agreement is included as Exhibit
         2.1 to this Schedule 13D and is incorporated herein by this refer-ence. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to such exhibit.

                   A copy of the Brooklyn Union Stock Option Agreement is included as Exhibit 2.3 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Brooklyn Union Stock Option Agreement is qualified in its entirety by reference to such exhibit.

                   Brooklyn Union and LILCO contemplate that discussions will continue with the Long Island Power Authority ("LIPA") to arrive at an agreement, mutually acceptable to each of Brooklyn Union and LILCO, pursuant to which LIPA would acquire certain assets or securities of LILCO, the consideration for which would inure to the benefit of the Company. In such event, the Ratio will automatically be revised to, and become, .880.

                   Brooklyn Union and LILCO will continue their respective current dividend policies until the closing of the Binding Share Exchanges. It is expected that the Company's dividend policy will be determined prior to closing.

                   Except as set forth herein, Brooklyn Union does not have any current plans or proposals that relate to or would result in
         (i) the acquisition by any person of additional shares of LILCO Common Stock or the disposition of shares of LILCO Common Stock;
         (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LILCO or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of LILCO or any of its subsidiaries; (iv) any change in the present board of directors or management of LILCO, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of LILCO; (vi) any other material change in LILCO's business or corporate structure; (vii) any change in LILCO's Certificate of Incorporation or By-laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of LILCO by any person; (viii) causing a class of securities of LILCO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of LILCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.





                                Page 6 of 11 Pages





         ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

                   Although the LILCO Option does not allow Brooklyn Union to purchase any shares of LILCO Common Stock pursuant thereto unless and until the conditions to exercise specified in the LILCO Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Brooklyn Union is entitled to purchase shares of LILCO Common Stock pursuant to the LILCO Option, Brooklyn Union would currently be entitled to purchase 23,981,964 shares of LILCO Common Stock, or approximately 19.9% of the currently outstanding LILCO Common Stock before giving effect to the exercise of the LILCO Option and 16.6% of the currently outstanding LILCO Common Stock after giving effect to the exercise of the LILCO Option (based upon 120,780,792 shares of LILCO Common Stock outstanding as of December 27, 1996, as represented by LILCO in the Exchange Agreement).

                   Brooklyn Union does not have the right to acquire any shares of LILCO Common Stock under the LILCO Option unless certain events specified in the LILCO Stock Option Agreement occur. Accordingly, Brooklyn Union does not have sole or shared voting or dispositive power with respect to any shares of LILCO Common Stock purchasable under the LILCO Option, and Brooklyn Union disclaims beneficial ownership of LILCO Common Stock subject to the LILCO Option until such events occur. Assuming for purposes of this
         Item 5 that events occurred that would enable Brooklyn Union to exercise the LILCO Option and Brooklyn Union exercised the LILCO Option, Brooklyn Union would have sole voting power and sole dispositive power with respect to the shares of LILCO Common Stock acquired pursuant to the LILCO Option.

                   The foregoing description of certain terms of the LILCO Stock Option Agreement is qualified in its entirety by reference to the LILCO Stock Option Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

                   To the best of Brooklyn Union's knowledge, no executive officer or director of Brooklyn Union beneficially owns any shares of LILCO Common Stock, nor (except for the issuance of the LILCO Option) have any transactions in LILCO Common Stock been effected during the past 60 days by Brooklyn Union or, to the best knowledge of Brooklyn Union, by any executive officer or director of Brooklyn Union. In addition, no other person is known by Brooklyn Union to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   The following exhibits are filed as part of this Sched-ule 13D:

         Exhibit 2.1  --     Exchange Agreement, filed as Exhibit 2 to the
                             Current Report on Form 8-K of Brooklyn Union


                                Page 7 of 11 Pages





                             dated December 29, 1996, is hereby
                             incorporated by reference

         Exhibit 2.2  --     LILCO Stock Option Agreement

         Exhibit 2.3  --     Brooklyn Union Stock Option Agreement


















































                                Page 8 of 11 Pages


                                                               ANNEX I





                          DIRECTORS AND EXECUTIVE OFFICERS

                   Set forth below are the name and present principal oc-cupation of each director and executive officer of The Brooklyn Union Gas Company as of December 29, 1996. The business address of each such director and executive officer is c/o The Brooklyn Union Gas Company, One MetroTech Center, Brooklyn, New York 11201-3850.

         NAME                     PRINCIPAL OCCUPATION

         DIRECTORS
         OF BROOKLYN UNION:

         Robert B. Catell         Chairman and Chief Executive
                                  Officer, The Brooklyn Union Gas
                                  Company

         Kenneth I. Chenault      Vice Chairman, American Express
                                  Company

         Andrea S. Christensen    Partner, Kaye, Scholer, Fierman,
                                  Hays & Handler (law firm)

         Donald H. Elliott        Counsel, Hollyer Brady Smith
                                  Troxell Barrett Rockett Hines &
                                  Mone LLP (law firm)

         Alan H. Fishman          Managing Partner, Columbia
                                  Financial Partners, L.P. (private
                                  investment company)

         James L. Larocca         Lawyer and Consultant

         Edward D. Miller         Senior Vice Chairman, The Chase
                                  Manhattan Corporation and The
                                  Chase Manhattan Bank

         James Q. Riordan         Retired Vice Chairman and Chief
                                  Financial Officer, Mobil Corp.

         Charles Uribe            Chairman and Chief Executive
                                  Officer, AJ Contracting Company,
                                  Inc.












                                Page 9 of 11 Pages





         EXECUTIVE OFFICERS
         OF BROOKLYN UNION
         (WHO ARE NOT DIRECTORS):

         Helmut W. Peter          Vice Chairman

         Craig G. Matthews        President and Chief Operating
                                  Officer

         Anthony J. DiBrita       Senior Vice President

         Vincent D. Enright       Senior Vice President and Chief
                                  Financial Officer

         William K. Feraudo       Senior Vice President

         Wallace P. Parker, Jr.   Senior Vice President

         Lenore F. Puleo          Senior Vice President

         Maurice K. Shaw          Senior Vice President and
                                  Corporate Affairs Officer

         Edward J. Sondey         Senior Vice President

         Tina G. Barber           Vice President and Chief
                                  Information Officer

         Richard M. Desmond       Vice President, Comptroller and
                                  Chief Accounting Officer

         Robert H. Preusser       Vice President and Chief Engineer

         Roger J. Walz            Vice President and General Auditor

         Robert R. Wieczorek      Vice President, Secretary and
                                  Treasurer



















                               Page 10 of 11 Pages





                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  THE BROOKLYN UNION GAS COMPANY


                                  By:  /s/ Robert R. Wieczorek
                                       ----------------------------------
                                  Name:   Robert R. Wieczorek
                                  Title:  Vice President, Secretary
                                          & Treasurer

         Dated:  January 8, 1997









































                               Page 11 of 11 Pages





                                    EXHIBIT INDEX

         EXHIBIT   DESCRIPTION

         2.1       Agreement and Plan of Exchange,
                   dated as of December 29, 1996,
                   among NYECO Corp., The Brooklyn
                   Union Gas Company and Long Island
                   Lighting Company, filed as Exhibit
                   2.1 to the Current Report on Form
                   8-K of The Brooklyn Union Gas
                   Company dated December 29, 1996,
                   is incorporated herein by reference.

         2.2       LILCO Stock Option Agreement, dated
                   as of December 29, 1996, between
                   The Brooklyn Union Gas Company and
                   Long Island Lighting Company.

         2.3       Brooklyn Union Stock Option Agreement,
                   dated as of December 29, 1996, between
                   The Brooklyn Union Gas Company and
                   Long Island Lighting Company.